EXHIBIT 12.1

SPECTRA ENERGY CORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,033	$1,195	$1,076	$902	$910
Fixed charges	708	695	682	664	701
Distributed income of equity investees	324	516	408	359	995
Deduct:
Preference security dividend requirements of consolidated subsidiaries	27	27	25	23	29
Interest capitalized (b)	47	30	15	19	25

Total earnings (as defined for the Fixed Charges calculation)	$1,991	$2,349	$2,126	$1,883	$2,552

Fixed charges:
Interest on debt, including capitalized portions	$670	$656	$646	$630	$661
Estimate of interest within rental expense	11	12	11	11	11
Preference security dividend requirements of consolidated subsidiaries	27	27	25	23	29

Total fixed charges	$708	$695	$682	$664	$701

Ratio of earnings to fixed charges	2.8	3.4	3.1	2.8	3.6

(a)	Excludes noncontrolling interests and income or loss from equity investees.
(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.